ALLIANCEBERNSTEIN L.P.
                          1345 Avenue of the Americas
                               New York, NY 10105
                                  212-969-1000

                                                            June 18, 2014

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

       Re: Filing Pursuant to Rule 17g-1 under the Investment Company Act of 1940 with Respect to Registered Investment Companies
              Managed by AllianceBernstein L.P.
              ---------------------------------------------------------------

Dear Sirs:

             Enclosed, on behalf of each of the registered investment companies (the "Funds") managed by AllianceBernstein L.P. (see Schedule A, attached hereto), and pursuant to Rule 17g-1 under the Investment Company Act of 1940, as amended, are copies of the following documents:

             (i) The Investment Company Blanket Bond (the "Bond") for the period May 15, 2014 to May 15, 2015, on which AllianceBernstein L.P. and the Funds are the named insureds (Exhibit A);

             (ii) The Joint Fidelity Bond Agreement entered into by AllianceBernstein L.P. and the Funds (Exhibit B); and

             (iii) The resolutions of the Boards of Directors or Trustees of the Funds, including a majority of the Directors or Trustees who are not interested persons of the Funds, approving the amount, type, form and coverage of the Bond (Exhibits C-1, C-2 and C-3).

             The premium in connection with the Bond has been paid in full.

                                                   Sincerely,

                                                   /s/ David Lesser
                                                   ---------------------------
                                                   David Lesser
                                                   Vice President, Counsel and
                                                   Assistant Secretary

Enclosures

                                   SCHEDULE A
                                   ----------



                Name of Fund                                           File No.
-------------------------------------------------                   ------------

ALLIANCE CALIFORNIA MUNICIPAL INCOME FUND, INC.                        811-10575
ALLIANCE NEW YORK MUNICIPAL INCOME FUND, INC.                          811-10577
ALLIANCEBERNSTEIN BLENDED STYLE SERIES, INC.                           811-21081
ALLIANCEBERNSTEIN BOND FUND, INC.                                      811-02383
ALLIANCEBERNSTEIN CAP FUND, INC.                                       811-01716
ALLIANCEBERNSTEIN CORE OPPORTUNITIES FUND, INC.                        811-09687
ALLIANCEBERNSTEIN CORPORATE SHARES                                     811-21497
ALLIANCEBERNSTEIN DISCOVERY GROWTH FUND, INC.                          811-00204
ALLIANCEBERNSTEIN EQUITY INCOME FUND, INC.                             811-07916
ALLIANCEBERNSTEIN EXCHANGE RESERVES                                    811-08294
ALLIANCEBERNSTEIN FIXED-INCOME SHARES, INC.                            811-06068
ALLIANCEBERNSTEIN GLOBAL BOND FUND, INC.                               811-06554
ALLIANCEBERNSTEIN GLOBAL HIGH INCOME FUND, INC.                        811-07732
ALLIANCEBERNSTEIN GLOBAL REAL ESTATE INVESTMENT FUND, INC.             811-07707
ALLIANCEBERNSTEIN GLOBAL RISK ALLOCATION FUND, INC.                    811-00134
ALLIANCEBERNSTEIN GLOBAL THEMATIC GROWTH FUND, INC.                    811-03131
ALLIANCEBERNSTEIN GROWTH AND INCOME FUND, INC.                         811-00126
ALLIANCEBERNSTEIN HIGH INCOME FUND, INC.                               811-08188
ALLIANCEBERNSTEIN INCOME FUND, INC.                                    811-05207
ALLIANCEBERNSTEIN INSTITUTIONAL FUNDS, INC.                            811-08403
ALLIANCEBERNSTEIN INTERNATIONAL GROWTH FUND, INC.                      811-08426
ALLIANCEBERNSTEIN LARGE CAP GROWTH FUND, INC.                          811-06730
ALLIANCEBERNSTEIN MULTI-MANAGER ALTERNATIVE FUND                       811-22671
ALLIANCEBERNSTEIN MUNICIPAL INCOME FUND, INC.                          811-04791
ALLIANCEBERNSTEIN MUNICIPAL INCOME FUND II                             811-07618
ALLIANCEBERNSTEIN NATIONAL MUNICIPAL INCOME FUND, INC.                 811-10573
ALLIANCEBERNSTEIN TRUST                                                811-10221
ALLIANCEBERNSTEIN UNCONSTRAINED BOND FUND, INC.                        811-07391
ALLIANCEBERNSTEIN VARIABLE PRODUCTS SERIES FUND, INC.                  811-05398
SANFORD C. BERNSTEIN FUND, INC.                                        811-05555
SANFORD C. BERNSTEIN FUND II, INC.                                     811-21034
THE ALLIANCEBERNSTEIN POOLING PORTFOLIOS                               811-21673
THE ALLIANCEBERNSTEIN PORTFOLIOS                                       811-05088

                                                                       EXHIBIT A
Graphic Omitted


            National Union Fire Insurance Company of Pittsburgh, Pa.
                                                         A capital stock company
--------------------------------------------------------------------------------
POLICY NUMBER: 01-137-73-82           REPLACEMENT OF POLICY NUMBER: 02-420-37-51
--------------------------------------------------------------------------------


                        INVESTMENT COMPANY BLANKET BOND

                                 DECLARATIONS:
--------------------------------------------------------------------------------
ITEM 1.     Name of Insured (herein called Insured):

          AllianceBernstein Complex of Registered Investment Companies

            Principal Address:  1345 AVENUE OF THE AMERICAS
                                NEW YORK,NY  10105
--------------------------------------------------------------------------------

ITEM 2. Bond Period: from 12:01 a.m. 05/15/2014 to 05/15/2015 the effective date of the termination or cancellation of this bond, standard time at the Principal Address as to each of said dates.

--------------------------------------------------------------------------------

ITEM 3.     Limit of Liability - Subject to Sections 9, 10 and 12 hereof,


                                                        Single Loss
                                                        Limit of    Single Loss
                                                        Liability   Deductible

Insuring Agreement (A) Fidelity-                        $50,000,000    $100,000
Insuring Agreement (B) Audit Expense-                   $50,000        $10,000
Insuring Agreement (C) On Premises-                     $50,000,000    $100,000
Insuring Agreement (D) In Transit-                      $50,000,000    $100,000
Insuring Agreement (E) Forgery or Alteration-           $50,000,000    $100,000
Insuring Agreement (F) Securities-                      $50,000,000    $100,000
Insuring Agreement (G) Counterfeit Currency-            $50,000,000    $100,000
Insuring Agreement (H) Stop Payment-                    $25,000        $5,000
Insuring Agreement (I) Uncollectible Items of Deposit - $25,000        $5,000
Additional Coverages:
Insuring Agreement (J) Computer Systems                 $50,000,000    $100,000
Insuring Agreement (K) Unauthorized :Signatures         $50,000,000    $100,000
Insuring Agreement (L) Automated Phone Systems          $50,000,000    $100,000

            If "Not Covered" is inserted above opposite any specified Insuring Agreement or Coverage, such Insuring Agreement or Coverage and any other reference thereto in this bond shall be deemed to be deleted therefrom.

ITEM 4. Offices or Premises Covered-Offices acquired or established subsequent to the effective date of this bond are covered according to the terms of General Agreement A. All the Insured's offices or premises in existence at the time this bond becomes effective are covered under this bond except the offices or premises located as follows: No Exceptions

--------------------------------------------------------------------------------

ITEM 5. The liability of the Underwriter is subject to the terms of the following riders attached thereto: : Endorsement #1, #2, #3, #4, #5, #6, #7, #8, #9, #10, #11, #12, #13, #14, #15,#16

--------------------------------------------------------------------------------

ITEM 6. The Insured by the acceptance of this bond gives to the Underwriter terminating or canceling prior bond(s) or policy(ies) No.(s) 02-420-37-51 such termination or cancellation to be effective as of the time this bond becomes effective.

--------------------------------------------------------------------------------

PREMIUM: $68,528 of $171,320

IN WITNESS WHEREOF, the Insurer has caused this Policy to be signed by its President, Secretary and Authorized Representative. This Policy shall not be valid unless signed below at the time of issuance by an authorized representative of the insurer.


/s/                                              /s/
--------------------------                       ----------------------
       PRESIDENT                                        SECRETARY
National Union Fire Insurance                  National Union Fire Insurance
Company of Pittsburgh, Pa.                     Company of Pittsburgh, Pa.


                              /s/
                         ------------------------------
                           AUTHORIZED REPRESENTATIVE



-------------------------   --------------------  ----------------------------
    COUNTERSIGNED AT                DATE                COUNTERSIGNATURE


AON RISK SERVICES NORTHEAST, INC
199 WATER ST
NEW YORK NY 10038-3526

7291383

This endorsement, effective 12:01 am May 15, 2014 forms a part of policy number 01-137-73-82
issued to   AllianceBernstein Complex of Registered Investment Companies

by   National Union Fire Insurance Company of Pittsburgh, Pa.


                           NEW YORK STATUTORY RIDER

It is agreed that:

1. Part (a) of the Section entitled "Termination or Cancelation" of this bond/policy is deleted.

2. Cancelation of this bond/policy by the Underwriter/Company is subject to the following provisions:

      If the bond/policy has been in effect for 60 days or less, it may be cancelled by the Underwriter/Company for any reason. Such cancelation shall be effective 20 days after the Underwriter/Company mails a notice of cancelation to the first-named insured at the mailing address shown in the bond/policy. However, if the bond/policy has been in effect for more than 60 days or is a renewal, then cancelation must be based on one of the following grounds:

      (A)   non-payment of premium;

      (B) conviction of a crime arising out of acts increasing the hazard insured against;

      (C) discovery of fraud or material misrepresentation in the obtaining of the bond/policy or in the presentation of claim thereunder;

      (D) after issuance of the bond/policy or after the last renewal date, discovery of an act or omission, or a violation of any bond/policy condition that substantially and materially increases the hazard insured against, and which occurred subsequent to inception of the current bond/policy period;

      (E) material change in the nature or extent of the risk, occurring after issuance or last annual renewal anniversary date of the bond/policy, which causes the risk of loss to be substantially and materially increased beyond that contemplated at the time the bond/policy was issued or last renewed;

      (F) the cancelation is required pursuant to a determination by the superintendent that continuation of the present premium volume of the insurer would jeopardize that insurer's solvency or be hazardous to the interests of the insureds, the insurer's creditors or the public;

      (G) a determination by the superintendent that the continuation of the bond/policy would violate, or would place the insurer in violation of, any provision of the New York State insurance laws.

                          -------------

This endorsement, effective 12:01 am May 15, 2014 forms a part of policy number 01-137-73-82
issued to   AllianceBernstein Complex of Registered Investment Companies

by   National Union Fire Insurance Company of Pittsburgh, Pa.




      (H) where the insurer has reason to believe, in good faith and with sufficient cause, that there is a possible risk or danger that the insured property will be destroyed by the insured for the purpose of collecting the insurance proceeds, provided, however, that:

            (i) a notice of cancelation on this ground shall inform the insured in plain language that the insured must act within ten days if review by the Insurance Department of the State of New York of the ground for cancelation is desired, and

            (ii) notice of cancelation on this ground shall be provided simultaneously by the insurer to the Insurance Department of the State of New York. Cancelation based on one of the above grounds shall be effective 15 days after the notice of cancellation is mailed or delivered to the named insured, at the address shown on the bond/policy, and to its authorized agent or broker.

3. If the Underwriter/Company elects not to replace a bond/policy at the termination of the bond/policy period, it shall notify the insured not more than 120 days nor less than 60 days before termination. If such notice is given late, the bond/policy shall continue in effect for 60 days after such notice is given. The Aggregate Limit of Liability shall not be increased or reinstated. The notice not to replace shall be mailed to the insured and its broker or agent.

4. If the Underwriter/Company elects to replace the bond/policy, but with a change of limits, reduced coverage, increased deductible, additional exclusion, or upon increased premiums in excess of ten percent (exclusive of any premium increase as a result of experience rating), the Underwriter must mail written notice to the insured and its agent or broker not more than 120 days nor less than 60 days before replacement. If such notice is given late, the replacement bond/policy shall be in effect with the same terms, conditions and rates as the terminated bond/policy for 60 days after such notice is given.

5. The Underwriter/Company may elect to simply notify the insured that the bond/policy will either be not renewed or renewed with different terms, conditions or rates. In this event, the Underwriter/Company will inform the insured that a second notice will be sent at a later date specifying the Underwriter's/Company's exact intention. The Underwriter shall inform the insured that, in the meantime, coverage shall continue on the same terms, conditions and rates as the expiring bond/policy until the expiration date of the bond/policy or 60 days after the second notice is mailed or delivered, whichever is later.

                          -------------

This endorsement, effective 12:01 am May 15, 2014 forms a part of policy number 01-137-73-82
issued to   AllianceBernstein Complex of Registered Investment Companies

by   National Union Fire Insurance Company of Pittsburgh, Pa.


FOR USE WITH FINANCIAL INSTITUTION BONDS,
STANDARD FORMS NOS. 14, 15, 24, AND 25
AND EXCESS BANK EMPLOYEE DISHONESTY BONDS,
STANDARD FORM NO. 28, AND COMPUTER
CRIME POLICY FOR FINANCIAL INSTITUTIONS TO
COMPLY WITH STATUTORY REQUIREMENTS.



                                                 /s/
                                                --------------------------------
                                                    AUTHORIZED REPRESENTATIVE

                          -------------

This endorsement, effective 12:01 am May 15, 2014 forms a part of policy number 01-137-73-82
issued to   AllianceBernstein Complex of Registered Investment Companies

by   National Union Fire Insurance Company of Pittsburgh, Pa.
        Companies

by   National Union Fire Insurance Company of Pittsburgh, Pa.


                                 NAMED INSUREDS

It is agreed that:

1. Item 1. of the Declaration Page, Name of Insured, shall include the following:

AB Income Fund, Inc.

AllianceBernstein Global High Income Fund

Alliance California Municipal Income Fund, Inc.

Alliance New York Municipal Income Fund, Inc.

Alliance National Municipal Income Fund, Inc.

AllianceBernstein Multi-Manager Alternative Fund



AllianceBernstein Bond Fund, Inc.:

- AllianceBernstein Bond Inflation

- AllianceBernstein Intermediate Bond Portfolio

- AllianceBernstein Limited Duration High Income Portfolio

- AllianceBernstein Municipal Bond Inflation Portfolio

- AllianceBernstein Real Asset Strategy Portfolio

- AllianceBernstein Tax-Aware Fixed Income Portfolio

- AllianceBernstein Government Reserves Portfolio



AllianceBernstein High Income Fund, Inc.

AllianceBernstein Exchange Reserves

                          -------------

This endorsement, effective 12:01 am May 15, 2014 forms a part of policy number 01-137-73-82
issued to   AllianceBernstein Complex of Registered Investment Companies

by   National Union Fire Insurance Company of Pittsburgh, Pa.


AllianceBernstein Fixed-Income Shares, Inc.

- Alliance Bernstein Government STIF Portfolio



AllianceBernstein Corporate Shares

- AllianceBernstein Corporate Income Shares

- AllianceBernstein Municipal Income Shares

- AllianceBernstein Tax Aware Real Return Income Shares

- AllianceBernstein Taxable Multi-Sector Income Shares



AllianceBernstein Global Bond

AllianceBernstein Unconstrained Bond Fund (f/k/a Diversified Yield)



AllianceBernstein Municipal Income Fund, Inc.:

- California Portfolio

- National Portfolio

- New York Portfolio

- High Income Municipal Portfolio



AllianceBernstein Municipal Income Fund II:

- Arizona Portfolio

- Massachusetts Portfolio

- Michigan Portfolio

- Minnesota Portfolio

- New Jersey Portfolio

                          -------------

This endorsement, effective 12:01 am May 15, 2014 forms a part of policy number 01-137-73-82
issued to   AllianceBernstein Complex of Registered Investment Companies

by   National Union Fire Insurance Company of Pittsburgh, Pa.


- Ohio Portfolio

- Pennsylvania Portfolio

- Virginia Portfolio

AllianceBernstein Global Risk Allocation Portfolio (f/k/a Balanced Shares, Inc.)



AllianceBernstein Cap Fund, Inc.:

- AllianceBernstein Small Cap Growth Portfolio

- AllianceBernstein Market Neutral Strategy - U.S. Portfolio

- AllianceBernstein Market Neutral Strategy - Global Portfolio

- AllianceBernstein International Discovery Equity Portfolio

- AllianceBernstein Emerging Market Multi-Asset Portfolio

- AllianceBernstein Select US Equity

- AllianceBernstein Dynamic All Market Fund

- AllianceBernstein Select US Long/Short Portfolio

- AllianceBernstein Concentrated Growth Fund



AllianceBernstein Core Opportunities Fund, Inc.

       (f/k/a Focused Growth & Income Fund)

AllianceBernstein Global Thematic Growth Fund, Inc.

AllianceBernstein Growth & Income Fund, Inc.



AllianceBernstein Institutional Funds, Inc.:

- AllianceBernstein Global Real Estate Investment Fund II

                          -------------

This endorsement, effective 12:01 am May 15, 2014 forms a part of policy number 01-137-73-82
issued to   AllianceBernstein Complex of Registered Investment Companies

by   National Union Fire Insurance Company of Pittsburgh, Pa.



       AllianceBernstein International Growth Fund, Inc.

AllianceBernstein Large-Cap Growth Fund, Inc.

AllianceBernstein Discovery Growth Fund, Inc.

       (f/k/a Small/Mid-Cap Growth Fund, Inc.)

AllianceBernstein Global Real Estate Investment Fund, Inc.



       AllianceBernstein Trust

- AllianceBernstein Global Value Fund

- AllianceBernstein International Value Fund

- AllianceBernstein Discovery Value Fund

       (f/k/a Small-Mid Cap Value Fund)

- AllianceBernstein Value Fund



AllianceBernstein Equity Income Fund, Inc. (f/k/a Utility Income Fund)



The AllianceBernstein Portfolios:

- AllianceBernstein Growth Fund

- AllianceBernstein Balanced Wealth Strategy

- AllianceBernstein Wealth Appreciation Strategy

- AllianceBernstein Conservative Wealth Strategy

- AllianceBernstein Tax-Managed Balanced Wealth Strategy

- AllianceBernstein Tax-Managed Wealth Appreciation Strategy

- AllianceBernstein Tax-Managed Conservative Wealth Strategy

                          -------------

This endorsement, effective 12:01 am May 15, 2014 forms a part of policy number 01-137-73-82
issued to   AllianceBernstein Complex of Registered Investment Companies

by   National Union Fire Insurance Company of Pittsburgh, Pa.


AllianceBernstein Blended Style Series, Inc.:

- AllianceBernstein 2000 Retirement Strategy

- AllianceBernstein 2005 Retirement Strategy

- AllianceBernstein 2010 Retirement Strategy

- AllianceBernstein 2015 Retirement Strategy

- AllianceBernstein 2020 Retirement Strategy

- AllianceBernstein 2025 Retirement Strategy

- AllianceBernstein 2030 Retirement Strategy

- AllianceBernstein 2035 Retirement Strategy

- AllianceBernstein 2040 Retirement Strategy

- AllianceBernstein 2045 Retirement Strategy

- AllianceBernstein 2050 Retirement Strategy

- AllianceBernstein 2055 Retirement Strategy



Sanford C. Bernstein Fund, Inc.:

- California Municipal Portfolio

- Diversified Municipal Portfolio

- New York Municipal Portfolio

- U.S. Government Short Duration Portfolio

- Short Duration Plus Portfolio

- Intermediate Duration Portfolio

- Short Duration New York Municipal Portfolio

- Short Duration California Municipal Portfolio

- Short Duration Diversified Municipal Portfolio

- International Portfolio

                          -------------

This endorsement, effective 12:01 am May 15, 2014 forms a part of policy number 01-137-73-82
issued to   AllianceBernstein Complex of Registered Investment Companies

by   National Union Fire Insurance Company of Pittsburgh, Pa.


- Tax-Managed International Portfolio

- Emerging Markets Portfolio

- Overlay A Portfolio

- Overlay B Portfolio

- Tax-Aware Overlay A Portfolio

- Tax-Aware Overlay B Portfolio

- Tax-Aware Overlay C Portfolio

- Tax-Aware Overlay N Portfolio



Sanford C. Bernstein Fund II, Inc.:

- Bernstein Intermediate Duration Institutional Portfolio



AllianceBernstein Variable Products Series Fund, Inc.:

- AllianceBernstein Balanced Wealth Strategy Portfolio

- AllianceBernstein Dynamic Asset Allocation Portfolio

- AllianceBernstein Global Thematic Growth Portfolio

- AllianceBernstein Growth Portfolio

- AllianceBernstein Growth and Income Portfolio

- AllianceBernstein International Growth Portfolio

- AllianceBernstein International Value Portfolio

- AllianceBernstein Large Cap Growth Portfolio

- AllianceBernstein Real Estate Investment Portfolio

- AllianceBernstein Small Cap Growth Portfolio

- AllianceBernstein Small-Mid Cap Value Portfolio

                          -------------

This endorsement, effective 12:01 am May 15, 2014 forms a part of policy number 01-137-73-82
issued to   AllianceBernstein Complex of Registered Investment Companies

by   National Union Fire Insurance Company of Pittsburgh, Pa.


- AllianceBernstein Intermediate Bond

(f/k/a U.S. Government/High Grade Securities Portfolio)

- AllianceBernstein Value Portfolio

The AllianceBernstein Pooling Portfolios:

- AllianceBernstein U.S. Value Portfolio

- AllianceBernstein U.S. Large Cap Growth Portfolio

- AllianceBernstein Multi-Asset Real Return Portfolio

       (f/k/a Global Real Estate Investment Portfolio)

- AllianceBernstein International Value Portfolio

- AllianceBernstein International Growth Portfolio

- AllianceBernstein Short Duration Bond Portfolio

- AllianceBernstein Global Core Bond Portfolio

       (f/k/a Intermediate Duration Bond Portfolio)

- AllianceBernstein Bond Inflation Protection Portfolio

       (f/k/a Inflation Protected securities Portfolio)

- AllianceBernstein High Yield Portfolio

- AllianceBernstein Small-Mid Cap Value Portfolio

- AllianceBernstein Small-Mid Cap Growth Portfolio

- AllianceBernstein Volatility Management Portfolio



and any other fund(s) now existing in the AllianceBernstein Complex of Registered Investment Companies mutual fund program;

                          -------------

This endorsement, effective 12:01 am May 15, 2014 forms a part of policy number 01-137-73-82
issued to   AllianceBernstein Complex of Registered Investment Companies

by   National Union Fire Insurance Company of Pittsburgh, Pa.


and



AllianceBernstein L.P.

AllianceBernstein Holding L.P.

AllianceBernstein Corporation

AllianceBernstein Investments, Inc.

AllianceBernstein Global Derivatives Corporation

AllianceBernstein Investor Services, Inc.

Sanford C. Bernstein & Co., LLC

2. Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations, conditions or agreements of the attached bond other than as above stated.


                                                 /s/
                                                 -------------------------------
                                                    AUTHORIZED REPRESENTATIVE

                          ENDORSEMENT # 3
                          -------------

This endorsement, effective 12:01 am May 15, 2014 forms a part of policy number 01-137-73-82
issued to   AllianceBernstein Complex of Registered Investment Companies

by   National Union Fire Insurance Company of Pittsburgh, Pa.


                  AMENDED INSURING AGREEMENT (A) FIDELITY

It is agreed that:

1. Insuring Agreement (A) FIDELITY is hereby deleted in its entirety and the following is substituted therefor:

      (A) Loss resulting directly from dishonest or fraudulent acts, including Larceny and Embezzlement, committed by an Employee anywhere and whether committed alone or in collusion with others, including loss of Property resulting from such acts of an Employee, which Property is held by the Insured for any purpose or in any capacity and whether so held gratuitously or not and whether or not the Insured is liable therefor.

            Such dishonest or fraudulent acts must be committed by the Employee with the manifest intent:

            (a)   to cause the Insured to sustain such loss; or

            (b) to obtain financial benefit for the Employee, or for any other person or organization intended by the Employee to receive such benefit.

            Notwithstanding the foregoing, however, it is agreed that with regard to Loans and/or Trading, this bond covers only loss resulting directly from dishonest or fraudulent acts committed by an Employee with the intent to cause the Insured to sustain such loss and which results in a financial benefit for the Employee.

            The term "Loans" as used in this Insuring Agreement shall be deemed to mean all extensions of credit by the Insured and all transactions creating a creditor relationship in favor of the Insured and all transactions by which the Insured assumes an existing creditor relationship.

            The term "Trading" as used in this Insuring Agreement shall be deemed to mean trading or other dealings in securities, commodities, futures, options, swaps, foreign or Federal Funds, currencies, foreign exchange and the like.

                          -------------

This endorsement, effective 12:01 am May 15, 2014 forms a part of policy number 01-137-73-82
issued to   AllianceBernstein Complex of Registered Investment Companies

by   National Union Fire Insurance Company of Pittsburgh, Pa.



            As used throughout this Insuring Agreement, financial benefit does not include any salaries, commissions, fees, bonuses, promotions, awards, profit sharing, pensions or other employee benefits earned in the normal course of employment.

2. Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations, conditions or agreements of the attached bond other than as above stated.







                                                 /s/
                                                 -------------------------------
                                                    AUTHORIZED REPRESENTATIVE

                          ENDORSEMENT # 4
                          -------------

This endorsement, effective 12:01 am May 15, 2014 forms a part of policy number 01-137-73-82
issued to   AllianceBernstein Complex of Registered Investment Companies

by   National Union Fire Insurance Company of Pittsburgh, Pa.

              AMENDED INSURING AGREEMENT (B) AUDIT EXPENSE

It is agreed that:

1. Insuring Agreement (B), AUDIT EXPENSE, applies to the discovery of any loss sustained by the Insured and covered by this Bond.

2. Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations, conditions or agreements of the attached bond other than as above stated.












                                                 /s/
                                                 -------------------------------
                                                    AUTHORIZED REPRESENTATIVE

                               ENDORSEMENT # 5
                               ---------------

This endorsement, effective 12:01 am May 15, 2014 forms a part of policy number 01-137-73-82
issued to   AllianceBernstein Complex of Registered Investment Companies

by   National Union Fire Insurance Company of Pittsburgh, Pa.

                AMENDED INSURING AGREEMENT (G) COUNTERFEIT CURRENCY

It is agreed that:

1. Insuring Agreement (G), COUNTERFEIT CURRENCY, is amended so that coverage applies to any counterfeited money orders or altered paper currencies or coin of any country.

2. Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations, conditions or agreements of the attached bond other than as above stated.










                                                 /s/
                                                 -------------------------------
                                                    AUTHORIZED REPRESENTATIVE

                                ENDORSEMENT # 6
                                ---------------


This endorsement, effective 12:01 am May 15, 2014 forms a part of policy number 01-137-73-82
issued to   AllianceBernstein Complex of Registered Investment Companies

by   National Union Fire Insurance Company of Pittsburgh, Pa.


                                COMPUTER SYSTEMS

It is agreed that:

1. The attached bond is amended by adding an Insuring Agreement (J) as follows:

                                COMPUTER SYSTEMS

      Loss resulting directly from a fraudulent

      (1)   entry of data into, or

      (2)   change of data or programs within

            a Computer System; provided the fraudulent entry or change causes

            (a)   Property to be transferred, paid or delivered;
            (b) an account of the Insured, or of its customer, to be added, deleted, debited or credited;
            (c) an unauthorized account or a fictitious account to be debited or credited;


      (3) voice instructions or advices having been transmitted to the Insured or its agent(s) by telephone;

            and provided further, the fraudulent entry or change is made or caused by an individual acting with the intent to:

            (i)   cause the Insured or its agent(s) to sustain a loss; and

            (ii) obtain financial benefit for that individual or for other persons intended by that individual to receive financial benefit; and

            (iii) further provided such voice instructions or advices:

                  (a) were made by a person who purported to represent an individual authorized to make such voice instruction or advices; and

                  (b) were electronically recorded by the Insured or its agent(s).

                          -------------

This endorsement, effective 12:01 am May 15, 2014 forms a part of policy number 01-137-73-82
issued to   AllianceBernstein Complex of Registered Investment Companies

by   National Union Fire Insurance Company of Pittsburgh, Pa.


      (4) It shall be a condition to recovery under the Computer Systems Insuring Agreement that the Insured or its agent(s) shall, to the best of their ability, electronically record all voice instructions or advices received over the telephone. The Insured or its agent(s) warrant that they shall make their best efforts to maintain the electronic recording system on a continuous basis. Nothing, however, in this Insuring Agreement shall bar the Insured from recovery where no recording is available because of mechanical failure of the device used in making such recording, or because of failure of the media used to record conversation from any cause, or error or omission of any Employee(s) or agent(s) of the Insured.

                              SCHEDULE OF SYSTEMS

                  All computer systems utilized by the Insured
                  --------------------------------------------

2.    As used in this Insuring Agreement, Computer System means:

      (a) computers with related peripheral equipment, including storage components, wherever located;
      (b)   systems and application software;
      (c)   terminal devices;
      (d)   related communication networks or customer communication systems;
            and
      (e)   related electronic funds transfer systems;


      by which data are electronically collected, transmitted, processed, stored and retrieved.

3. In addition to the Exclusions in the attached Bond, the following exclusions are applicable to this Insuring Agreement:

      (a) loss resulting directly or indirectly from the theft of confidential information, material or data; and

      (b) loss resulting directly or indirectly from entries or changes made by an individual authorized to have access to a Computer System who acts in good faith on instructions, unless such instructions are given to that individual by a software contractor (or by a partner, officer or employee thereof) authorized by the Insured to design, develop, prepare, supply, service, write or implement programs for the Insured's Computer System.

                          -------------


This endorsement, effective 12:01 am May 15, 2014 forms a part of policy number 01-137-73-82
issued to   AllianceBernstein Complex of Registered Investment Companies

by   National Union Fire Insurance Company of Pittsburgh, Pa.


      4. All loss or series of losses involving the fraudulent activity of one individual, or involving fraudulent activity in which one individual is implicated, whether or not that individual is specifically identified, shall be treated as one loss. A series of losses involving unidentified individuals but arising from the same method of operation may be deemed by the Underwriter to involve the same individual and, in that event, shall be treated as one loss.

      5. The Limit of Liability for the coverage provided by this Insuring Agreement shall be as shown on the Declaration Page of this Bond.

      6. The Underwriter shall be liable hereunder for the amount by which one loss shall be in excess of the Deductible Amount as shown on the Declaration Page of this Bond.

      7. If any loss is covered under this Insuring Agreement and any other Insuring Agreement or Coverage, the maximum amount payable for such loss shall not exceed the largest amount available under any one Insuring Agreement or Coverage.

      8. Coverage under this Insuring Agreement shall terminate upon termination or cancellation of the bond to which this Insuring Agreement is attached. Coverage under this Insuring Agreement may also be terminated or cancelled without cancelling the Bond as an entirety:

            (a) 60 days after receipt by the Insured of written notice from the Underwriter of its desire to terminate or cancel coverage under this Insuring Agreement; or

            (b) immediately upon receipt by the Underwriter of a written request from the Insured to terminate or cancel coverage under this Insuring Agreement.

            The Underwriter shall refund to the Insured the unearned premium for this coverage under this Insuring Agreement. The refund shall be computed at short rates if this Insuring Agreement is terminated or cancelled or reduced by notice from, or at the instance of, the Insured.

                          -------------


This endorsement, effective 12:01 am May 15, 2014 forms a part of policy number 01-137-73-82
issued to   AllianceBernstein Complex of Registered Investment Companies

by   National Union Fire Insurance Company of Pittsburgh, Pa.



9. Section 4, LOSS-NOTICE-PROOF-LEGAL PROCEEDINGS of the Conditions and Limitations of this Bond is amended by adding the following sentence:

      "Proof of loss resulting from voice instructions or advices covered under this Insuring Agreement shall include electronic recording of such voice instructions or advices."

10. Notwithstanding the foregoing, however, coverage afforded by this Insuring Agreement is not designed to provide protection against loss covered under a separate Electronic and Computer Crime Policy by whatever title assigned or by whatever Underwriter written. Any loss which is covered under such separate policy is excluded from coverage under this Bond and the Insured agrees to make claim for such loss under its separate policy.

11. Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations, conditions or agreements of the attached bond other than as above stated.

                                                /s/
                                                 -------------------------------
                                                    AUTHORIZED REPRESENTATIVE

                                ENDORSEMENT # 7
                                -------------


This endorsement, effective 12:01 am May 15, 2014 forms a part of policy number 01-137-73-82
issued to   AllianceBernstein Complex of Registered Investment Companies

by   National Union Fire Insurance Company of Pittsburgh, Pa.


                         TELEFACSIMILE TRANSFER FRAUD

It is agreed that:

1. The attached bond is amended by adding an Insuring Agreement (K) as follows:

                          TELEFACSIMILE TRANSFER FRAUD

      Loss resulting by reason of the Insured having transferred, paid or delivered any funds or Property, established any credit, debited any account, or given any value relying on any fraudulent instructions sent by a customer or financial institution by Telefacsimile transmission directed to the Insured, authorizing or acknowledging the transfer, payment or delivery of funds or Property, the establishment of a credit, debiting of any account, or the giving of value by the Insured, but only if such Telefacsimile instructions:

      i) bear a valid test key exchanged between the Insured and a customer or another financial institution with authority to use such test key for Telefacsimile instructions in the ordinary course of business, but which test key has been wrongfully obtained by a person who was not authorized to initiate, make, validate or authenticate a test key arrangement; and

      ii) fraudulently purport to have been sent by such customer or financial institution, but which Telefacsimile instructions were transmitted without the knowledge or consent of such customer or financial institution by a person other than such customer or financial institution and which bear a forged signature.

            "Telefacsimile" means a system of transmitting written documents by electronic signals over telephone lines to equipment maintained by the Insured within its communication room for the purposes of reproducing a copy of said document. It does not mean an electronic communication sent by telex, TWC, electronic mail or an Automated Clearing House.

      2. The Limit of Liability for the coverage provided by this Insuring Agreement shall be as shown on the Declaration Page of this Bond.

      3. The Underwriter shall be liable hereunder for the amount by which one loss shall be in excess of the Deductible Amount as shown on the Declaration Page of this Bond.

                                -------------


This endorsement, effective 12:01 am May 15, 2014 forms a part of policy number 01-137-73-82
issued to   AllianceBernstein Complex of Registered Investment Companies

by   National Union Fire Insurance Company of Pittsburgh, Pa.


4. Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations, conditions or agreements of the attached bond other than as above stated.














                                                /s/
                                                 -------------------------------
                                                    AUTHORIZED REPRESENTATIVE

                                ENDORSEMENT # 8
                                -------------


This endorsement, effective 12:01 am May 15, 2014 forms a part of policy number 01-137-73-82
issued to   AllianceBernstein Complex of Registered Investment Companies

by   National Union Fire Insurance Company of Pittsburgh, Pa.


                            AUTOMATED PHONE SYSTEMS

It is agreed that:

1. The attached bond is amended by adding an Insuring Agreement (L) as follows:

                            AUTOMATED PHONE SYSTEMS

      I. Loss caused by an Automated Phone System ("APS") Transaction, where the request for such APS Transaction is unauthorized or fraudulent and is made with the manifest intent to deceive; provided, that the entity which receives such request generally maintains and follows during the bond Period all APS Designated Procedures with respect to APS Transactions. The unintentional isolated failure of such entity to maintain and follow a particular APS Designated Procedure in a particular instance shall not preclude coverage under this Insuring Agreement, subject to the exclusions herein and in the Bond.

            1. Definitions. The following terms used in this Insuring Agreement shall have the following meanings:

                  a. "APS Transaction" means any APS Redemption, APS Exchange or APS Election.

                  b. "APS Redemption" means any redemption of shares issued by an Investment Company which is requested over the telephone by means of information transmitted by an individual caller through use of a telephone keypad.

                  c. "APS Election" means any election concerning dividend options available to fund shareholders which is made over the telephone by means of information transmitted by an individual caller through use of a telephone keypad.

                  d. "APS Exchange" means any exchange of shares in a registered account of one fund into shares in an identically registered account of another fund in the same complex pursuant to exchange privileges of the two funds, which exchange is requested over the telephone by means of information transmitted by an individual caller through use of a telephone keypad.

                                -------------


This endorsement, effective 12:01 am May 15, 2014 forms a part of policy number 01-137-73-82
issued to   AllianceBernstein Complex of Registered Investment Companies

by   National Union Fire Insurance Company of Pittsburgh, Pa.



                  e. "APS Designated Procedures" means all of the following procedures:

                        (1) Election in Application: No APS Redemption shall be executed unless the shareholder to whose account such an APS Redemption relates has previously elected by official designation to permit such APS Redemption.

                        (2) Logging: All APS Transaction requests shall be logged or otherwise recorded, so as to preserve all of the information transmitted by an individual caller through use of a telephone keypad in the course of such a request, and the records shall be retained for at least six months.

                             (a) Information contained in the records shall be capable of being retrieved through the following methods:

                                   Procedures normally used by the Insured

                             (b) Information contained in the records shall be capable of being retrieved and produced within a reasonable time after retrieval of specific information is requested, at a success rate of no less than 85 percent.

                        (3) Identity Test: The identity of the caller in any request for an APS Transaction shall be tested before execution of that APS Transaction by requiring the entry by the caller of a confidential personal identification number ("PIN")

                              (a)  Limited attempts to enter PIN: If
                                   the caller fails to enter a correct
                                   PIN within three attempts, the caller
                                   must not be allowed additional
                                   attempts during the same (telephone
                                   call/twenty-four hour day) to enter
                                   the PIN.

                                -------------


This endorsement, effective 12:01 am May 15, 2014 forms a part of policy number 01-137-73-82
issued to   AllianceBernstein Complex of Registered Investment Companies

by   National Union Fire Insurance Company of Pittsburgh, Pa.




                        (4) Written Confirmation: A written confirmation of any APS Transaction shall be mailed to the shareholder(s) to whose account such APS Transaction relates, at the original record address, by the end of the Insured's next regular processing cycle, but in no event later than five business days following such APS Transaction.

                        (5) Access to APS Equipment: Access to the equipment which permits the entity receiving the APS Transaction request to process and effect the transaction shall be limited in the following manner:

                              Procedures normally used by the Insured

            2. Exclusions. It is further understood and agreed that this extension shall not cover:

                  a. any loss covered under Insuring Agreement (A), FIDELITY, of this Bond;

                  b.    any loss resulting from:

                        (1) the redemption of shares, where the proceeds of such redemption are made payable to other than

                              (i)   the shareholder of record; or

                              (ii) a person officially Designated to receive redemption proceeds; or

                              (iii) a bank account officially designated
                                    to receive redemption proceeds; or

                        (2) the redemption of shares, where the proceeds of such redemption are paid by check mailed to any address, unless such address has either been

                                -------------


This endorsement, effective 12:01 am May 15, 2014 forms a part of policy number 01-137-73-82
issued to   AllianceBernstein Complex of Registered Investment Companies

by   National Union Fire Insurance Company of Pittsburgh, Pa.




                              (i)      designated by voice over the
                                       telephone or in writing without a
                                       signature guarantee, in either case
                                       at least thirty (30) days prior to
                                       such redemption; or

                              (ii)     officially designated; or

                              (iii)    verified by any other procedures
                                       which may be normally used by the
                                       Insured; or

                        (3) the redemption of shares, where the proceeds of such redemption are paid by wire transfer to other than the shareholder's officially Designated bank account; or

                        (4) the intentional failure to adhere to one or more APS Designated Procedures.

2. Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, limitations, conditions or agreements of the attached bond other than as above stated.


                                                /s/
                                                 -------------------------------
                                                    AUTHORIZED REPRESENTATIVE

                                ENDORSEMENT # 9
                                -------------


This endorsement, effective 12:01 am May 15, 2014 forms a part of policy number 01-137-73-82
issued to   AllianceBernstein Complex of Registered Investment Companies

by   National Union Fire Insurance Company of Pittsburgh, Pa.



                               AUTOMATIC COVERAGE

It is agreed that:

1. If the Insured shall, while this bond is in force, establish any new funds other than by consolidation or merger with, purchase or acquisition of assets or liabilities of, another institution, such funds shall automatically be covered hereunder from the date of such establishment without the payment of additional premium for the remainder of the premium period.

2. If the Insured shall, while this bond is in force, require an increase in limits to comply with SEC Reg. 17g-1, due to an increase in asset size of current funds insured under this bond or by the addition of new funds, such increase in limits shall automatically be covered hereunder from the date of such increase without the payment of additional premium for the remainder of the premium period.

3. Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations, conditions or agreements of the attached bond other than as above stated.


                                                /s/
                                                 -------------------------------
                                                    AUTHORIZED REPRESENTATIVE

                                ENDORSEMENT # 10
                                -------------


This endorsement, effective 12:01 am May 15, 2014 forms a part of policy number 01-137-73-82
issued to   AllianceBernstein Complex of Registered Investment Companies

by   National Union Fire Insurance Company of Pittsburgh, Pa.




                        AMEND SECTION 13., TERMINATION

It is agreed that:

1. The attached bond is hereby amended by deleting Section 13., TERMINATION, in its entirety and substituting the following:

      The Underwriter may terminate this bond as an entirety by furnishing written notice specifying the termination date which cannot be prior to 90 days after the receipt of such written notice by each Investment Company named as Insured and the Securities and Exchange Commission, Washington, DC. The Insured may terminate this bond as an entirety by furnishing written notice to the Underwriter. When the Insured cancels, the Insured shall furnish written notice to the Securities and Exchange Commission, Washington, DC prior to 90 days before the effective date of termination. The Underwriter shall notify all other Investment Companies named as Insured of the receipt of such termination notice and the termination cannot be effective prior to 90 days after receipt of written notice by all other Investment Companies. Premiums are earned until the termination date as set forth herein.

      This bond will terminate as to any one Insured, (other than a registered management investment company), immediately upon taking over of such Insured by a receiver or other liquidator or by State or Federal officials, or immediately upon the filing of a petition under any State or Federal statute relative to bankruptcy or reorganization of the Insured, or assignment for the benefit of creditors of the Insured, or immediately upon such Insured ceasing to exist, whether through merger into another entity, or by disposition of all of its assets.

      This bond will terminate as to any registered management investment company upon the expiration of 90 days after written notice has been given to the Securities and Exchange Commission, Washington, DC.

      The Underwriter shall refund the unearned premium computed at short rates in accordance with the standard short rate cancellation tables if terminated by the Insured or pro rata if terminated for any other reason.

      This bond shall terminate:

      a. as to any Employee as soon as any partner, officer or supervisory Employee of the Insured, who is not in collusion with such Employee, shall learn of any

                                -------------


This endorsement, effective 12:01 am May 15, 2014 forms a part of policy number 01-137-73-82
issued to   AllianceBernstein Complex of Registered Investment Companies

by   National Union Fire Insurance Company of Pittsburgh, Pa.







            dishonest or fraudulent act(s), including Larceny or Embezzlement, on the part of such Employee without prejudice to the loss of any Property then in transit in the custody of such Employee and upon the expiration of 90 days after written notice has been given to the Securities and Exchange Commission, Washington, DC (see Section 16(d)) and to the Insured Investment Company; or

      b. as to any Employee 90 days after receipt by each Insured and by the Securities and Exchange Commission of a written notice from the Underwriter of its desire to terminate this bond as to such Employee; or

      c. as to any person, who is a partner, officer or employee of any electronic data processor covered under this bond, from and after the time that the Insured or any partner or officer thereof not in collusion with such person shall have knowledge or information that such person has committed any dishonest or fraudulent act(s), including Larceny or Embezzlement, in the service of the Insured or otherwise, whether such act be committed before or after the time this bond is effective and upon the expiration of 90 days after written notice has been given by the Underwriter to the Securities and Exchange Commission, Washington, DC and to the insured Investment Company.

2. Upon the detection by any Insured that an Employee has committed any dishonest or fraudulent act(s) or theft, the Insured shall immediately remove such Employee from a position that may enable such Employee to cause the Insured to suffer a loss by any subsequent dishonest or fraudulent act(s) or theft. The Insured, within forty-eight (48) hours of such detection, shall notify the Underwriter with full and complete particulars of the detected dishonest or fraudulent act(s) or theft.

3. Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations, conditions or agreements of the attached bond other than as above stated.


                                                 /s/
                                                 -------------------------------
                                                    AUTHORIZED REPRESENTATIVE

                                ENDORSEMENT # 11
                                -------------


This endorsement, effective 12:01 am May 15, 2014 forms a part of policy number 01-137-73-82
issued to   AllianceBernstein Complex of Registered Investment Companies

by   National Union Fire Insurance Company of Pittsburgh, Pa.



                                 COSURETY RIDER


It is agreed that:

      1. The term "Underwriter" as used in the attached bond shall be construed to mean, unless otherwise specified in this rider, all the Companies executing the attached bond.

      2. Each of said Companies shall be liable only for such proportion of any Single Loss under the attached bond as the amount underwritten by such Company, as specified in the Schedule forming a part hereof, bears to the Aggregate Limit of Liability of the attached bond, but in no event shall any of said Companies be liable for an amount greater than that underwritten by it.

      3. In the absence of a request from any of said Companies to pay premiums directly to it, premiums for the attached bond may be paid to the Controlling Company for the account of all of said Companies.

      4. In the absence of a request from any of said Companies that notice of claim and proof of loss be given to or filed directly with it, the giving of such notice to and the filing of such proof with, the Controlling Company shall be deemed to be in compliance with the conditions of the attached bond for the giving of notice of loss and the filing of proof of loss, if given and filed in accordance with said conditions.

      5. The Controlling Company may give notice in accordance with the terms of the attached bond, terminating or canceling the attached bond as an entirety or as to any Employee, and any notice so given shall terminate or cancel the liability of all of said Companies as an entirety or as to such Employee, as the case may be.

      6. Any Company other than the Controlling Company may give notice in accordance with the terms of the attached bond, terminating or canceling the entire liability of such other Company under the attached bond or as to any Employee.

      7. In the absence of a request from any of said Companies that notice of termination or cancellation by the Insured of the attached bond in its entirety be given to or filed directly with it, the giving of such notice in accordance with the terms of the attached bond to the Controlling Company shall terminate or cancel the liability of all of said Companies as an entirety. The Insured may terminate or cancel the entire liability of any Company, other than the Controlling Company, under the attached bond by giving notice of such termination or cancellation to such other Company, and shall send copy of such notice to the Controlling Company.

                                -------------


This endorsement, effective 12:01 am May 15, 2014 forms a part of policy number 01-137-73-82
issued to   AllianceBernstein Complex of Registered Investment Companies

by   National Union Fire Insurance Company of Pittsburgh, Pa.








8. In the event of the termination or cancellation of the attached bond as an entirety, no Company shall be liable to the Insured for a greater proportion of any return premium due the Insured than the amount underwritten by such Company bears to the Aggregate Limit of Liability of the attached bond.

9. In the event of termination or cancellation of the attached bond as to any Company, such Company alone shall be liable to the Insured for any return premium due the Insured on account of such termination or cancellation. The termination or cancellation of the attached bond as to any Company other than the Controlling Company shall not terminate, cancel or otherwise affect the liability of the other Companies under the attached bond.

      Underwritten for the sum of
      $20,000,000, part of $50,000,000




                                          By:__________________________________
                                             National Union Fire Insurance
                                             Company of Pittsburgh, Pa.
                                             Controlling Company

      Underwritten for the sum of
      $15,000,000, part of $50,000,000




                                          By:______________________________
                                             Continental Insurance Company

                                -------------


This endorsement, effective 12:01 am May 15, 2014 forms a part of policy number 01-137-73-82
issued to   AllianceBernstein Complex of Registered Investment Companies

by   National Union Fire Insurance Company of Pittsburgh, Pa.



      Underwritten for the sum of
      $10,000,000, part of $50,000,000




                                           By:__________________________________
                                              U.S. Specialty Insurance Company



      Underwritten for the sum of
      $5,000,000, part of $50,000,000




                                          By:___________________________________
                                              Berkley Regional Insurance Company






                                                 /s/
                                                 -------------------------------
                                                    AUTHORIZED REPRESENTATIVE

                                ENDORSEMENT # 12
                                -------------


This endorsement, effective 12:01 am May 15, 2014 forms a part of policy number 01-137-73-82
issued to   AllianceBernstein Complex of Registered Investment Companies

by   National Union Fire Insurance Company of Pittsburgh, Pa.

                                NOTICE OF CLAIM
                             (REPORTING BY E-MAIL)

In consideration of the premium charged, it is hereby understood and agreed as follows:

1. Email Reporting of Claims: In addition to the postal address set forth for any Notice of Claim Reporting under this policy, such notice may also be given in writing pursuant to the policy's other terms and conditions to the Insurer by email at the following email address:

      c-claim @AIG.com

      Your email must reference the policy number for this policy. The date of the Insurer's receipt of the emailed notice shall constitute the date of notice.

      In addition to Notice of Claim Reporting via email, notice may also be given to the Insurer by mailing such notice to: AIG, Financial Lines Claim s, P.O. Box 25947, Shawnee Mission, KS 66225 or faxing such notice to (866) 227- 1750.

2. Definitions: For this endorsement only, the following definitions shall apply:

      (a) "Insurer" means the "Insurer," "Underwriter" or "Company" or other name specifically ascribed in this policy as the insurance company or underwriter for this policy.

      (b) "Notice of Claim Reporting" means "notice of claim/circumstance," "notice of loss" or other reference in the policy designated for reporting of claims, loss or occurrences or situations that may give rise or result in loss under this policy.

      (c) "Policy" means the policy, bond or other insurance product to which this endorsement is attached.

3. This endorsement does not apply to any Kidnap & Ransom/Extortion Coverage Section, if any, provided by this policy.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.



                                                 /s/
                                                 -------------------------------
                                                    AUTHORIZED REPRESENTATIVE

                                ENDORSEMENT # 13
                                -------------


This endorsement, effective 12:01 am May 15, 2014 forms a part of policy number 01-137-73-82
issued to   AllianceBernstein Complex of Registered Investment Companies

by   National Union Fire Insurance Company of Pittsburgh, Pa.


                RELIANCE UPON OTHER CARRIER'S APPLICATION RIDER

It is agreed that:

1. In granting coverage under this bond, the Underwriter has relied upon the statements and representations contained in the below referenced application (including materials submitted thereto and, if such application is a renewal application, all such previous bond applications and their attachments and materials, for which this bond is a renewal or succeeds in time) as being accurate and complete.

2. The Insured warrants and represents to the Underwriter that the statements and representations made in such application were accurate on the date such representations and statements were so given and that in connection therewith the Insured reaffirms each and every statement made in the application to ICI Mutual Insurance Company as accurate as of April 11, 2012 as if it was made to the Underwriter on such date. All such statements and representations shall be deemed to be material to the risk assumed by the Underwriter, and are the basis of this bond and are deemed to be considered as incorporated into this bond.

      Type of Bond Application              Carrier                  Date Signed
      ------------------------              -------                  -----------

      Alternative Renewal                   ICI Mutual Insurance      03/26/2014
      Application                           Company

3. Nothing contained here shall be held to vary, alter, waive or extend any of the terms, limitations, conditions, or agreements of the attached bond other than as above stated.





                                                 /s/
                                                 -------------------------------
                                                    AUTHORIZED REPRESENTATIVE

                                ENDORSEMENT # 14
                                -------------


This endorsement, effective 12:01 am May 15, 2014 forms a part of policy number 01-137-73-82
issued to   AllianceBernstein Complex of Registered Investment Companies

by   National Union Fire Insurance Company of Pittsburgh, Pa.

                        NEW YORK AMENDATORY ENDORSEMENT

Wherever used in this endorsement: 1) "Insurer" means the insurance company which issued this policy; and 2) "Insured" means the Named Corporation, Named Organization, Named Sponsor, Named Insured, Named Entity or Insured stated in the declarations page;

The policy is hereby amended as follows:

I. The Cancellation and When We Do Not Renew provisions are deleted and replaced by the following:

      (a)   CANCELLATION BY THE INSURED

            This policy may be cancelled by the Insured by surrender of this policy to the Insurer or by giving written notice to the Insurer stating when thereafter such cancellation shall be effective. The Policy Period terminates at the date and hour specified in such notice, or at the date and time of surrender.

      (b)   CANCELLATION, NONRENEWAL AND CONDITIONAL RENEWAL BY THE INSURER

            (i) If this policy has been in effect for sixty (60) or fewer days when cancellation notice is mailed, and this policy is not a renewal of a policy issued by the Insurer, then this policy may be cancelled by the Insurer by mailing or delivering to the Insured, and to his authorized insurance agent or broker, written notice stating when not less than twenty (20) days thereafter (fifteen (15) days thereafter if cancellation is because of one of the reasons for cancellation set forth in subsection (ii) below) the cancellation shall be effective. Notice of cancellation issued by the Insurer shall specify the grounds for cancellation.

            (ii) If this policy has been in effect for more than sixty (60) days when notice of cancellation is mailed, or if this policy is a renewal of a policy issued by the Insurer, then this policy may be cancelled by the Insurer by mailing or delivering to the Insured, and to his authorized insurance agent or broker, written notice stating when not less than fifteen (15) days thereafter the cancellation shall be effective; however, such cancellation must be based on one or more of the following:

                  (A) nonpayment of premium , provided, however, that a notice of cancellation on this ground shall inform the first Named Insured of the amount due;

                  (B) conviction of a crime arising out of acts increasing the hazard insured against;

                  (C)   discovery of fraud or material misrepresentation in the

                                -------------

                        obtaining of the policy or in the presentation of a claim thereunder;

                  (D) after issuance of the policy or after the last renewal date, discovery of an act or omission, or a violation of any policy condition, that substantially and materially increases the hazard insured against, and which occurred subsequent to inception of the current Policy Period;

                  (E) material change in the nature or extent of the risk, occurring after issuance or last annual renewal anniversary date of the policy, which causes the risk of loss to be substantially and materially increased beyond that contemplated at the time the policy was issued or last renewed;

                  (F) required pursuant to a determination by the New York Superintendent of Insurance that continuation of the present premium volume of the Insurer would jeopardize the Insurer's solvency or be hazardous to the interests of Insureds of the Insurer, its creditors or the public;

                  (G) a determination by the New York Superintendent of Insurance that the continuation of the policy would violate, or would place the Insurer in violation of, any provision of the New York Insurance Law; (H) revocation or suspension of an Insured's license to practice his profession; or

                  (I) where the Insurer has reason to believe that there is a probable risk or danger that the Insured will destroy or permit the destruction of the insured property for the purpose of collecting the insurance proceeds, provided, however, that:

                        (1) a notice of cancellation on this ground shall inform the Insured in plain language that the Insured must act within ten days if review by the department of the ground for cancellation is desired pursuant to item (3) of this subparagraph
                              (I);

                        (2) notice of cancellation on this ground shall be provided simultaneously by the Insurer to the department; and

                        (3) upon written request of the Insured made to the department within ten days from the Insured's receipt of notice of cancellation on this ground, the department shall undertake a review of the ground for cancellation to determine whether or not the Insurer has satisfied the criteria for cancellation specified in this subparagraph; if after such review the department finds no sufficient cause for cancellation on this ground, the notice of cancellation on this ground shall be deemed null and void.

                                -------------

                        Notice of cancellation by the Insurer shall specify the grounds for cancellation.

            (iii)

                  (A) The Insurer shall mail to the Insured, and to his authorized insurance agent or broker, written notice indicating the Insurer's intention:

                        (1)   not to renew this policy;

                        (2) to condition its renewal upon change of limits, change in type of coverage, reduction of coverage, increased deductible or addition of exclusions or upon increased premiums in excess of ten percent; (exclusive of any premium increase generated as a result of increased exposure units or as a result of experience rating, loss rating, or audit);

                        (3) that the policy will not be renewed or will not be renewed upon the same terms, conditions or rates; such alternative renewal notice must be mailed or delivered on a timely basis and advise the Insured that a second notice shall be mailed at a later date indicating the Insurer's intention as specified in subparagraph (1) or (2) of this paragraph (A) and that coverage shall continue on the same terms, conditions and rates as expiring, until the later of the expiration date or sixty (60) days after the second notice is mailed or delivered; such alternative renewal notice also shall advise the insured of the availability of loss information and, upon written request, the request, the insurer shall furnish such loss information within ten (10) days to the insured.

            (B) A nonrenewal notice as specified in subparagraph (1), a conditional renewal notice as specified in subparagraph (2), and the second notice described in subparagraph (3) of paragraph (A) of this subsection (iii) shall contain the specific reason or reasons for nonrenewal or conditional renewal, and set forth the amount of any premium increase and nature of any other proposed changes.

            (C) The notice required by paragraph (A) of this subsection (iii) shall be mailed at least sixty (60) but not more than one hundred twenty (120) days in advance of the end of the Policy Period.

            (D)

                  (1) If the Insurer employs an alternative renewal notice as authorized by subparagraph (3) of paragraph (A) of this subsection (iii), the Insurer shall provide coverage on the same terms, conditions, and rates as the expiring policy, until the later of the expiration date or sixty
                        (60) days after the mailing of the second notice described in such subparagraph.

                                -------------

                  (2) Prior to the expiration date of the policy, in the event that an incomplete or late conditional renewal notice or a late nonrenewal notice is provided by the Insurer, the Policy Period shall be extended, at the same terms and conditions as the expiring policy, except that the annual aggregate limit of the expiring policy shall be increased in proportion to the policy extension, and at the lower of the current rates or the prior period's rates, until sixty (60) days after such notice is mailed, unless the Insured elects to cancel sooner.

                  (3) In the event that a late conditional renewal notice or a late nonrenewal notice is provided by the insurer on or after the expiration date of the policy, coverage shall remain in effect on the same terms and conditions of the expiring policy for another required policy period, and at the lower of the current rates or the prior period's rates unless the insured during the additional required policy period has replaced the coverage or elects to cancel, in which event such cancellation shall be on a pro rata premium basis.

            (iv) Nothing herein shall be construed to limit the grounds for which the Insurer may lawfully rescind this policy or decline to pay a claim under this policy.

<           (v)   Notice required herein to be mailed to the Insured shall be mailed to the Insured at the address shown in Item 1 of the Declarations.

                  Notice required herein to be mailed by the Insurer shall be sent by registered, certified or other first class mail. Delivery of written notice shall be equivalent to mailing.

                  Proof of mailing of such notice as aforesaid shall be sufficient proof of notice. The Policy Period shall terminate at the effective date and hour of cancellation or nonrenewal specified in such notice.

            (vi) If this policy shall be cancelled by the Insured, the Insurer shall retain the customary short rate proportion of the premium hereon.

                  If this policy shall be cancelled by the Insurer, the Insurer shall retain the pro rata proportion of the premium hereon.

                  Payment or tender of any unearned premium by the Insurer shall not be a condition of cancellation, but such payment shall be made as soon as practicable.

      ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.


                                                 /s/
                                                 -------------------------------
                                                    AUTHORIZED REPRESENTATIVE

                                ENDORSEMENT # 15
                                -------------

This endorsement, effective 12:01 am May 15, 2014 forms a part of policy number 01-137-73-82
issued to   AllianceBernstein Complex of Registered Investment Companies

by   National Union Fire Insurance Company of Pittsburgh, Pa.


                 NEW YORK AMENDATORY ENDORSEMENT - N Y STATUTE 3420

Wherever used in this endorsement: 1) "we", "us", "our" and "Insurer" mean the insurance company which issued this policy; 2) "you", "your", "Insured" and "first Named Insured" mean the Named Corporation, Named Entity, Named Organization, Named Sponsor, Named Insured, or Insured stated in the declarations page; 3) "other insured(s)" means all other persons or entities afforded coverage under the policy; 4) "Discovery Period" means Discovery Period or Extended Reporting Period, as defined in the policy; and 5) "Claim " means Claim or Suit as defined in the policy.

It is hereby understood and agreed that the policy is am ended as follows: A. The following provisions are hereby added to the policy:

      FAILURE TO GIVE NOTICE WITHIN PRESCRIBED TIME:

            Failure to give any notice required to be given by this policy, or any policy of which this is a renewal, within the prescribed time shall not invalidate any Claim made against an Insured if:

            (a) it shall be shown not to have been reasonably possible to give notice within the prescribed time and that notice was given as soon as was reasonably possible thereafter; or

            (b) the failure to provide timely notice has not prejudiced the Insurer.

            Any such Claim shall be deemed to have been first made against the Insured and noticed to the Insurer within the Policy Period or Discovery Period of the policy issued by the Insurer (the "Noticed Policy") in which the Insurer received notice of the Claim ; provided that the coverage afforded with respect to the Noticed Policy shall be in an amount not greater than the amount of coverage afforded with respect to the Policy Period of the policy issued by the Insurer (the "Former Policy") in which the Claim was actually first made against the Insured. The foregoing sentence may result in (but not be limited to): (1) reducing the limit of liability available for such a Claim to the available limit of liability applicable to the Former Policy; (2) increasing the applicable retention amount to that retention amount applicable to the Former Policy; or (3) reducing or eliminating coverage due to exclusions or other restrictions appearing in the Former Policy but eliminated, in part or in whole, in the Noticed Policy. No coverage shall be afforded under this endorsement if there was not in existence a Former Policy at the time the Claim was actually first made against the Insured.

            With respect to subsection (b) above, any such Claim must be noticed during the Policy Period or Discovery Period of a Noticed Policy which is a renewal or extension of the Former Policy.

            Nothing in this endorsement shall be construed to provide coverage for a Claim under more than one Policy Period or Discovery Period.

                                -------------

      PREJUDICE:

            In the event that the Insurer alleges that it was prejudiced as a result of a failure to give notice within the time required under the policy, the burden of proof shall be on:

            (a) the Insurer to prove that it has been prejudiced, if the notice was provided within two years of the time required under the policy; or

            (b) the Insured to prove that the Insurer has not been prejudiced, if the notice was provided more than two years after the time required under the policy.

            The Insurer's rights shall not be deemed prejudiced unless the failure to timely provide notice materially impairs the ability of the Insurer to investigate or defend the Claim .

            Notwithstanding the above, an irrebuttable presumption of prejudice shall apply if, prior to the notice, the Insured's liability has been determined by a court of competent jurisdiction or by a binding arbitration; or if the Insured has resolved the Claim by settlement or other compromise.

      NOTICE TO AGENT:

            Notice given by or on behalf of the Insured, or written notice by or on behalf of the injured party or any other claim ant, to any licensed agent of the Insurer in the state of New York, with particulars sufficient to identify the Insured, shall be deemed notice to the Insurer.

      INSOLVENCY/BANKRUPTCY OF INSURED:

            The insolvency or bankruptcy of the Insured shall not relieve the Insurer of its obligations under this policy as long as all policy requirements are met by Insured, its trustee or receiver in bankruptcy. Should a covered judgment be rendered against an insolvent or bankrupt Insured, the Insurer shall be liable for the amount of such judgment not to exceed the applicable limit of liability under this policy.

B. The Clause entitled, "Action Against Us " or "Action Against Company" is deleted in its entirety and replaced with the following:

            No one may bring an action against us unless there has been full compliance with all the terms of this policy and the amount of the Insured's obligation to pay has been finally determined either by:

            1. judgment against the Insured which remains unsatisfied at the expiration of thirty (30) days from the service of notice of entry of the judgment upon the Insured and upon us; or

            2.    written agreement of the Insured, the claimant and us.

            Any person or organization or legal representative thereof who has secured such judgment or written agreement shall thereafter be entitled to recover under this policy to the extent of the insurance afforded by this policy. We may not be impleaded by the Insured or its legal representative in any legal action brought against the Insured by any person or organization.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.


                                                 /s/
                                                 -------------------------------
                                                    AUTHORIZED REPRESENTATIVE

                                ENDORSEMENT # 16
                                -------------


This endorsement, effective 12:01 am May 15, 2014 forms a part of policy number 01-137-73-82
issued to   AllianceBernstein Complex of Registered Investment Companies

by   National Union Fire Insurance Company of Pittsburgh, Pa.



         THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

                         ECONOMIC SANCTIONS ENDORSEMENT

This endorsement modifies insurance provided under the following:

The Insurer shall not be deemed to provide cover and the Insurer shall not be liable to pay any claim or provide any benefit hereunder to the extent that the provision of such cover, payment of such claim or provision of such benefit would expose the Insurer, its parent company or its ultimate controlling entity to any sanction, prohibition or restriction under United Nations resolutions or the trade or economic sanctions, laws or regulations of the European Union or the United States of America.



                                                 /s/
                                                 -------------------------------
                                                    AUTHORIZED REPRESENTATIVE

                                ENDORSEMENT # 17
                                -------------


This endorsement, effective 12:01 am May 15, 2014 forms a part of policy number 01-137-73-82
issued to   AllianceBernstein Complex of Registered Investment Companies

by   National Union Fire Insurance Company of Pittsburgh, Pa.


                            FORMS INDEX ENDORSEMENT

The contents of the Policy is comprised of the following form s:


                       EDITION
FORM NUMBER            DATE                 FORM TITLE
--------------------------------------------------------------------------------

41205                 04/95   INVESTMENT COMPANY BLANKET BOND

41206                 09/84   INVESTMENT COMPANY BLANKET BOND

SR                    12/93   GUTS NEW YORK STATUTORY RIDER

6180b                         NAMED INSUREDS

MNSCPT                        AMENDED INSURING AGREEMENT (A)

MNSCPT                        FIDELITY AMENDED INSURING AGREEMENT

MNSCPT                        (B) AUDIT EXPENSE

MNSCPT                        AMENDED INSURING AGREEMENT (G) COUNTERFEIT

MNSCPT                        CURRENCY COMPUTER SYSTEMS

MNSCPT                        TELEFACSIMILE TRANSFER

MNSCPT                        FRAUD AUTOMATED PHONE

MNSCPT                        SYSTEMS AUTOMATIC COVERAGE

MNSCPT                        AMEND SECTION 13.,

MNSCPT                        TERMINATION COSURETY RIDER

99758                08/08    NOTICE OF CLAIM (REPORTING BY E-MAIL)

MNSCPT                        RELIANCE UPON OTHER CARRIER'S

69898                09/06    APPLICATION RIDER NEW YORK AMENDATORY   -

3231                 01/09    CANCELLATION/NONRENEWAL NEW YORK LAW 3420

89644                06/13    AMENDATORY ENDORSEMENT ECONOMIC SANCTIONS

78859                10/01    ENDORSEMENT

                              FORMS INDEX ENDORSEMENT

      ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.


                                              /s/
                                                 -------------------------------
                                                    AUTHORIZED REPRESENTATIVE

                                                                       EXHIBIT B

                        REGISTERED INVESTMENT COMPANIES
                         JOINT FIDELITY BOND AGREEMENT

      AGREEMENT made as of May 14, 2014, by and among AllianceBernstein Income Fund, Inc., AllianceBernstein Global High Income Fund, Inc., Alliance California Municipal Income Fund, Inc., Alliance New York Municipal Income Fund, Inc., AllianceBernstein Multi-Manager Alternative Fund, AllianceBernstein National Municipal Income Fund, Inc., AllianceBernstein Blended Style Series, Inc., AllianceBernstein Bond Fund, Inc., AllianceBernstein Cap Fund, Inc., AllianceBernstein Core Opportunities Fund, Inc., AllianceBernstein Corporate Shares, AllianceBernstein Discovery Growth Fund, Inc., AllianceBernstein Equity Income Fund, Inc., AllianceBernstein Exchange Reserves, AllianceBernstein Fixed-Income Shares, Inc., AllianceBernstein Global Bond Fund, Inc., AllianceBernstein Global Real Estate Investment Fund, Inc., AllianceBernstein Global Risk Allocation Fund, Inc., AllianceBernstein Global Thematic Growth Fund, Inc., AllianceBernstein Growth and Income Fund, Inc., AllianceBernstein High Income Fund, Inc., AllianceBernstein Institutional Funds, Inc., AllianceBernstein International Growth Fund, Inc., AllianceBernstein Large Cap Growth Fund, Inc., AllianceBernstein Municipal Income Fund, Inc., AllianceBernstein Municipal Income Fund II, AllianceBernstein Trust, Inc., AllianceBernstein Unconstrained Bond Fund, Inc., AllianceBernstein Variable Products Series Fund, Inc., Sanford C. Bernstein Fund, Inc., Sanford C. Bernstein Fund II, Inc., The AllianceBernstein Pooling Portfolios, The AllianceBernstein Portfolios (collectively, the "investment companies") and AllianceBernstein L.P.

      WHEREAS, the investment companies that are parties to this Agreement are management investment companies registered under the Investment Company Act of 1940, as amended (the "Act"); and

      WHEREAS, AllianceBernstein L.P. ("AllianceBernstein") provides investment advisory services and/or certain administrative and financial services to the investment companies; and

      WHEREAS, pursuant to Rule 17g-1, as amended, promulgated under the Act, registered management investment companies must provide and maintain fidelity bonds covering larceny and embezzlement by certain of their officers and employees in amounts no less than stated minimums based upon the gross assets of such registered management investment companies; and

      WHEREAS, pursuant to Rule 17g-1(b) under the Act, registered management investment companies which are managed and/or whose shares are distributed by the same person may obtain joint coverage as insureds under a single fidelity bond (a "joint fidelity bond"); and

      WHEREAS, the investment companies are registered management investment companies managed by AllianceBernstein; and

      WHEREAS, the investment companies desire to obtain coverage under one joint fidelity bond; and

      WHEREAS, the Board of Directors of the Sanford C. Bernstein Fund, Inc. ("SCB Fund") elects to calculate the required amounts of fidelity bond coverage on a basis that treats each portfolio of SCB Fund as a separate registered management investment company for purposes of Rule 17g-1, even though not required to do so under the Rule; and

      WHEREAS, the AllianceBernstein Multi-Manager Alternative Fund ("MMA Fund") is composed of a single portfolio; and

      WHEREAS, the Boards of Directors or Trustees of each investment company that is a party to this Agreement other than SCB Fund and MMA Fund (each such investment company, an "AB Fund", and together, the "AB Funds") that has multiple portfolios elects to calculate the required amounts of fidelity bond coverage on a basis that treats such an investment company as a single registered management investment company for purposes of Rule 17g-1; and

      WHEREAS, the Board of Directors or Trustees of each of the investment companies which are parties to this Agreement, including a majority of the Directors or Trustees, as applicable, who are not "interested persons" of such investment company as defined by Section 2(a)(19) of the Act ("Disinterested Directors/Trustees"), has approved coverage under one joint fidelity bond with each of the other investment companies which are parties to this Agreement in the respective amounts set forth in Schedule A to this Agreement.

      NOW, THEREFORE, it is agreed as follows:

      1. That the investment companies which are parties to this Agreement and AllianceBernstein will be named as insureds and will be covered under a joint fidelity bond with National Union Fire Insurance Co., U.S. Specialty Insurance Company, Continental Insurance Company, Berkley Regional Insurance Company, Liberty Mutual Insurance Company and Everest Reinsurance Company (each, a "fidelity insurance company" and collectively, the "fidelity insurance companies") in the aggregate amount of $72,700,000 at a total annual cost of $250,408, each such investment company having specific coverage in accordance with Rule 17g-1(d). The required coverage amount (calculated pursuant to the elections of the respective Boards) for each investment company is also shown opposite the name of each investment company in a separate column on Schedule A. For the avoidance of doubt, the amount of coverage under the joint fidelity bond shall at all times be at least equal in amount to the total amount of coverage which each investment company would have been required to provide and maintain individually pursuant to the schedule set forth in paragraph (d)(i) of Rule 17g-1 under the Act had each investment company not been named an insured under the joint fidelity bond.

      2. No premium shall be paid by an investment company under the joint fidelity bond unless that investment company's Board of Directors or Trustees, as applicable, including a majority of the Disinterested Directors/Trustees, shall have approved the portion of the premium to be paid by that investment company. The premium payable on the joint fidelity bond shall be allocated among the investment companies in the respective amounts set forth opposite the name of each investment company listed on Schedule A in the column entitled "Allocated Cost".

      3. AllianceBernstein has been named an insured under the joint fidelity bond for administrative convenience. The parties agree that in no event shall AllianceBernstein be entitled to retain any recovery payable under the joint fidelity bond, although it may receive payments which will be distributed to one or more investment companies to facilitate the administration of the joint fidelity bond.

      4. (a) In the event that one or more of the investment companies sustains a loss for which recovery is received under the joint fidelity bond, each such investment company shall receive that portion of the recovery which is sufficient in amount to indemnify that party in full for the loss sustained by it (other than the portion thereof subject to a deductible), unless the recovery is inadequate to fully indemnify all investment companies for such losses by them (other than the portions thereof subject to deductibles).

         (b) If the recovery is inadequate to indemnify fully each such investment company for losses sustained by it (other than the portion thereof subject to a deductible), the recovery shall be allocated as follows, to the extent applicable:

         (i) The AB Funds shall be allocated an aggregate amount equal to the lesser of (A) their actual aggregate loss (net of any deductibles) and (B) the sum of $47,175,000 plus the difference between $24,275,000 and the amount of the loss recovered by the SCB Fund under clause (ii) together with the difference between $1,250,000 and the amount of the loss recovered by the MMA Fund under clause (iii). Such amount shall be allocated among the AB Funds on an equitable and proportionate basis as determined by their respective Boards of Directors or Trustees, but each AB Fund shall be allocated an amount at least equal to the amount which it would have received had it procured and maintained a single insured bond with the minimum coverage required by Rule 17g-1(d)(1).

         (ii) SCB Fund shall be allocated an aggregate amount equal to the lesser of (A) its actual loss (net of any deductibles) and (B) the sum of $24,275,000 plus the difference between $47,175,000 and the amount of the loss recovered by the AB Funds under clause (i) together with the difference between $1,250,000 and the amount of the loss recovered by the MMA Fund under clause
(iii). Such amounts shall be allocated among the portfolios of the SCB Fund on an equitable and proportionate basis as determined by the Board of Directors of the SCB Fund, but each such portfolio shall be allocated an amount at least equal to the amount which it would have received had it procured and maintained a single insurance bond with the minimum coverage required by Rule 17g-1(d)(1), assuming that such portfolio would be deemed a separate registered investment company for such purposes.

         (iii) MMA Fund shall be allocated an aggregate amount equal to the lesser of (A) its actual loss (net of any deductibles) and (B) the sum of $1,250,000 plus the difference between $47,175,000 and the amount of the loss recovered by the AB Funds under clause (i) together with the difference between $24,275,000 and the amount of the loss recovered by the SCB Fund under clause
(ii). Such amount shall be at least equal to the amount which MMA Fund would have received had it procured and maintained a single insurance bond with the minimum coverage required by Rule 17g-1(d)(1).

         (iv) Where a compromise results in recovery by any or all of the investment companies of less than the full amount of its (or their) actual aggregate loss covered by the joint fidelity bond, the recovery shall be allocated consistent with (i), (ii) and (iii) above among the investment companies that sustained such loss, without regard to the proportion of the actual aggregate loss recovered, and with the $47,175,000, $24,275,000 and $1,250,000 amounts being reduced proportionate to any reduction to the $72,700,000 total insured bond as a result of such compromise unless the compromise was based on facts and circumstances particular to one or more, but fewer than all, insured parties seeking to recover, in which case any or all of the $47,175,000, $24,275,000 or $1,250,000 amounts will be adjusted in an equitable manner taking into account the particular facts and circumstances and the principles reflected above.

     4. This Agreement may not be amended or modified in any manner except by a written agreement executed by all parties hereto.

     5. This Agreement shall be governed by and construed in accordance with the laws of the State of New York.

     IN WITNESS WHEREOF, each of the parties has caused this Agreement to be executed in its name and on its behalf by its authorized representative effective as of the day and year first written above.

                      /s/ Emilie D. Wrapp
                      ---------------------------
                      Emilie D. Wrapp
                      Secretary for each of the Investment Companies

                      /s/ David M. Lesser
                      ---------------------------
                      David M. Lesser
                      Assistant Secretary for AllianceBernstein L.P.

                              SCHEDULE A
                              ----------


Registered Management Investment Companies                          Allocated Cost ($)     Bond Amount ($)
------------------------------------------                         -------------------    ----------------
AllianceBernstein Income Fund, Inc.                                  7,233.24              2,100,000
AllianceBernstein Global High Income Fund, Inc.                      5,166.60              1,500,000
Alliance California Municipal Income Fund, Inc.                      2,066.64                600,000
Alliance New York Municipal Income Fund, Inc.                        1,808.31                525,000
AllianceBernstein Multi-Manager Alternative Fund                     4,305.50              1,250,000
AllianceBernstein National Municipal Income Fund, Inc.               3,099.96                900,000
AllianceBernstein Blended Style Series, Inc.                         4,305.50              1,250,000
AllianceBernstein Bond Fund, Inc.                                    7,233.24              2,100,000
AllianceBernstein Cap Fund, Inc.                                     7,922.12              2,300,000
AllianceBernstein Core Opportunities Fund, Inc.                      2,066.64                600,000
AllianceBernstein Corporate Shares                                   3,099.96                900,000
AllianceBernstein Discovery Growth Fund, Inc.                        5,855.48              1,700,000
AllianceBernstein Equity Income Fund, Inc.                           3,444.40              1,000,000
AllianceBernstein Exchange Reserves                                  5,166.60              1,500,000
AllianceBernstein Fixed-Income Shares, Inc.                          8,611.00              2,500,000
AllianceBernstein Global Bond Fund, Inc.                             7,922.12              2,300,000
AllianceBernstein Global Real Estate Investment Fund, Inc.           2,066.64                600,000
AllianceBernstein Global Risk Allocation Fund, Inc.                  2,583.30                750,000
AllianceBernstein Global Thematic Growth Fund, Inc.                  3,444.40              1,000,000
AllianceBernstein Growth and Income Fund, Inc.                       7,233.24              2,100,000
AllianceBernstein High Income Fund, Inc.                             8,611.00              2,500,000
AllianceBernstein Institutional Funds, Inc.                          2,583.30                750,000
AllianceBernstein International Growth Fund, Inc.                    3,099.96                900,000
AllianceBernstein Large Cap Growth Fund, Inc.                        5,855.48              1,700,000
AllianceBernstein Municipal Income Fund, Inc.                        7,922.12              2,300,000
AllianceBernstein Municipal Income Fund II                           4,305.50              1,250,000
AllianceBernstein Trust                                              7,922.12              2,300,000
AllianceBernstein Unconstrained Bond Fund, Inc.                      2,583.30                750,000
AllianceBernstein Variable Products Series Fund, Inc.                8,611.00              2,500,000
Sanford C. Bernstein Fund, Inc.
    California Municipal Portfolio                                   4,305.50              1,250,000
    Diversified Municipal Portfolio                                  8,611.00              2,500,000
    Emerging Markets Portfolio                                       4,305.50              1,250,000
    Intermediate Duration Portfolio                                  8,611.00              2,500,000
    International Portfolio                                          5,166.60              1,500,000
    New York Municipal Portfolio                                     5,166.60              1,500,000
    Short Duration California Municipal Portfolio                    1,377.76                400,000
    Short Duration Diversified Municipal Portfolio                   2,583.30                750,000
    Short Duration New York Municipal Portfolio                      1,808.31                525,000
    Short Duration Plus Portfolio                                    3,099.96                900,000
    Tax-Managed International Portfolio                              8,611.00              2,500,000
    U.S. Government Short Duration Portfolio                         1,377.76                400,000
    Overlay A Portfolio                                              5,166.60              1,500,000
    Overlay B Portfolio                                              4,305.50              1,250,000
    Tax-Aware Overlay A Portfolio                                    7,922.12              2,300,000
    Tax-Aware Overlay B Portfolio                                    5,166.60              1,500,000
    Tax-Aware Overlay C Portfolio                                    3,444.40              1,000,000
    Tax-Aware Overlay N Portfolio                                    2,583.30                750,000
Sanford C. Bernstein Fund II, Inc.                                   3,444.40              1,000,000
The AllianceBernstein Pooling Portfolios                             8,611.00              2,500,000
The AllianceBernstein Portfolios                                     8,611.00              2,500,000

Totals                                                            $250,408.00            $72,700,000

                                                                     EXHIBIT C-1

                       CERTIFICATE OF ASSISTANT SECRETARY

                          THE ALLIANCEBERNSTEIN FUNDS*

                            Regarding Fidelity Bond

      The undersigned, being duly elected and qualified Assistant Secretary of the Funds listed on Schedule A (attached hereto), hereby certifies that attached hereto is a true and complete copy of the resolutions that were approved in substantially the same form by the Board of Directors/Trustees of the Funds at a meeting held on May 7, 2014, at which a quorum was present and voted in favor thereof, and that said resolutions have not been revoked or amended and are now in full force and effect.

      IN WITNESS WHEREOF, the undersigned has executed this Certificate as Assistant Secretary of the above-referenced Funds on this 23rd day of May, 2014.

                                                        /s/
                                                        ------------------------
                                                        Stephen J. Laffey
                                                        Assistant Secretary

                  RESOLVED, that the Board of Directors/Trustees
            hereby determines that participation by the Funds in a joint fidelity bond underwritten by National Union Fire Insurance Co. of Pittsburgh, PA, U.S. Specialty Insurance Company, Continental Insurance Company, Berkley Regional Insurance Company, Liberty Mutual Insurance Company and Everest Reinsurance Company covering officers and employees of each Fund (and employees of service providers to each Fund if and to the extent such persons are included in the definition of "Employee" in the joint fidelity bond) in accordance with the requirements of Rule 17g-1 promulgated by the Securities and Exchange Commission under Section 17(g) of the Investment Company Act of 1940, as amended (the "Act") in the amount of approximately $72,700,000 is reasonable in form and amount, after having given due consideration to the value of the aggregate assets of the Funds to which any such covered person may have access, the type and terms of the arrangements made for the custody and safekeeping of such assets and the nature of the securities in the Funds' portfolios;

                  RESOLVED, that the Board of Directors/Trustees,
            including a majority of the disinterested
            Directors/Trustees, hereby approves, ratifies and authorizes the payment by the Treasurer of the Funds of an amount approximately equal to _____*_____ representing the portion of 2014 annual premium on such joint insured fidelity bond allocable to each Fund based on its coverage under such bond after giving due consideration to all relevant factors, including the number of other parties named as the insured, the nature of the business activities of such other parties, the $72,700,000 aggregate amount of coverage under the joint insured bond, the aggregate 2014 annual cost of such bond of $250,408, the ratable allocation of the cost among all parties named as insureds and the extent to which the share of the cost allocated to each Fund is less than the cost such Fund would have to pay if it maintained a single insured bond with an aggregate limit equal to that of the joint bond;

                  RESOLVED, that the Board of Directors/Trustees,
            including a majority of the disinterested
            Directors/Trustees, hereby confirms, ratifies and approves in all respects the execution by the appropriate officers of the Funds of an agreement among each Fund and all of the other named insureds under the joint fidelity bond, which agreement provides that in the event recovery is received under the bond as a result of a loss sustained by a Fund and one or more named insureds, such Fund shall receive an equitable and proportionate share of the recovery, but at least equal to the amount which it would have received had it maintained a single insured bond with the minimum coverage required by paragraph (d)(1) of Rule 17g-1 promulgated under the Act; and

                  RESOLVED, that the Secretary and each Assistant
            Secretary of the Funds are hereby designated to make all filings with the Securities and Exchange Commission and to give all notices on behalf of the Funds required by paragraph (g) of Rule 17g-1 promulgated under the Investment Company Act of 1940.

*     See Schedule A

                                Schedule A -- *
                                     17g-1

AllianceBernstein Funds
-----------------------

AllianceBernstein Blended Style Series, Inc.                          $4,305.50
AllianceBernstein Bond Fund, Inc.                                     $7,233.24
AllianceBernstein Cap Fund, Inc.                                      $7,922.12
AllianceBernstein Core Opportunities Fund, Inc.                       $2,066.64
AllianceBernstein Corporate Shares                                    $3,099.96
AllianceBernstein Discovery Growth Fund, Inc.                         $5,855.48
AllianceBernstein Equity Income Fund, Inc.                            $3,444.40
AllianceBernstein Exchange Reserves                                   $5,166.60
AllianceBernstein Fixed-Income Shares, Inc.                           $8,611.00
AllianceBernstein Global Bond Fund, Inc.                              $7,922.12
AllianceBernstein Global Real Estate Investment Fund, Inc.            $2,066.64
AllianceBernstein Global Risk Allocation Fund, Inc.                   $2,583.30
AllianceBernstein Global Thematic Growth Fund, Inc.                   $3,444.40
AllianceBernstein Growth and Income Fund, Inc.                        $7,233.24
AllianceBernstein High Income Fund, Inc.                              $8,611.00
AllianceBernstein Institutional Funds, Inc.                           $2,583.30
AllianceBernstein International Growth Fund, Inc.                     $3,099.96
AllianceBernstein Large Cap Growth Fund, Inc.                         $5,855.48
AllianceBernstein Municipal Income Fund, Inc.                         $7,922.12
AllianceBernstein Municipal Income Fund, Inc. II                      $4,305.50
AllianceBernstein Trust                                               $7,922.12
AllianceBernstein Unconstrained Bond Fund, Inc.                       $2,583.30
AllianceBernstein Variable Products Series Fund, Inc.                 $8,611.00
Sanford C. Bernstein Fund II, Inc.                                    $3,444.40
The AllianceBernstein Portfolios                                      $8,611.00
The AllianceBernstein Pooling Portfolios                              $8,611.00

AllianceBernstein Income Fund, Inc.                                   $7,233.24
AllianceBernstein Global High Income Fund, Inc.                       $5,166.60
Alliance California Municipal Income Fund, Inc.                       $2,066.64
Alliance New York Municipal Income Fund, Inc.                         $1,808.31
AllianceBernstein National Municipal Income Fund, Inc.                $3,099.96

                                                                     EXHIBIT C-2

                AllianceBernstein Multi-Manager Alternative Fund
                       Certificate of Assistant Secretary

      I, Eric C. Freed, the undersigned Assistant Secretary of AllianceBernstein Multi-Manager Alternative Fund (a Delaware statutory trust), DO HEREBY CERTIFY that the following resolutions were approved by the Board of Trustees of the Trust at its Regular Meeting held on April 29, 2014:

      RESOLVED, that the Board of Trustees hereby determines that participation by the Trust in a joint fidelity bond with National Union Fire Insurance Co. of Pittsburgh, PA, U.S. Specialty Insurance Company, Continental Insurance Company, Berkley Regional Insurance Company, Liberty Mutual Insurance Company and Everest Reinsurance Company, covering officers and employees of the Trust (and employees of service providers to the Trust to the extent such persons are included in the definition of "Employee" in the joint fidelity bond) in accordance with the requirements of Rule 17g-1 promulgated by the Securities and Exchange Commission under Section 17(g) of the Investment Company Act of 1940, as amended, in the amount of $1,250,000 for the Trust is reasonable in form and amount, after having given due consideration to the value of the aggregate assets of this Trust to which any such covered person may have access, the type and terms of the arrangements made for the custody and safekeeping of such assets and the nature of the securities in the Trust's portfolio;

      RESOLVED, that the Board of Trustees, including a majority of the Non-interested Trustees, hereby approves, ratifies and authorizes the payment by the Treasurer of the Trust of an amount equal to approximately $4,300 representing the portion of 2014 annual premium on such joint insured fidelity bond allocable to the Trust based on its coverage under such bond after giving due consideration to all relevant factors, including the number of other parties named as the insured, the nature of the business activities of such other parties, the $72,700,000 aggregate amount of coverage under the joint insured bond, the aggregate 2014 annual cost of such bond of $250,408, the ratable allocation of the cost among all parties named as insureds, and the extent to which the share of the cost allocated to the Trust is less than the cost the Trust would have to pay if it maintained a single insured bond with an aggregate limit equal to that of the joint bond;

      RESOLVED, that the Board of Trustees, including a majority of the Non-interested Trustees, hereby confirms, ratifies and approves in all respects the execution by the appropriate officers of the Trust of an agreement among the Trust and all of the other named insureds under the joint fidelity bond, which agreement provides that in the event recovery is received under the bond as a result of a loss sustained by the Trust and one or more named insureds, the Trust shall receive an equitable and proportionate share of the recovery, but at least equal to the amount which it would have received had it maintained a single insured bond with the minimum coverage required by paragraph (d)(1) of Rule 17g-1 promulgated under the Investment Company Act of 1940; and

      RESOLVED, that the Secretary and Assistant Secretary of the Trust are hereby designated to make all filings with the Securities and Exchange Commission and to give all notices on behalf of the Trust required by paragraph
(g) of Rule 17g-1 promulgated under the Investment Company Act of 1940.

      IN WITNESS WHEREOF, I have executed this Certificate this 13th day of May, 2014.

                                   /s/
                                   -------------------------
                                   Eric C. Freed
                                   Assistant Secretary

                                                                     EXHIBIT C-3

                            CERTIFICATE OF SECRETARY

                        SANFORD C. BERNSTEIN FUND, INC.

                            Regarding Fidelity Bond



      The undersigned, being the duly elected and qualified Assistant Secretary of the above-referenced Fund, hereby certifies that attached hereto is a true and complete copy of the resolutions that were approved in substantially the same form by the Board of Directors of the Fund by unanimous written consent dated May 1, 2014, and that said resolutions have not been revoked or amended and are now in full force and effect.

      IN WITNESS WHEREOF, the undersigned has executed this Certificate as Secretary of the above-referenced Funds on this 13th day of May, 2014.


                                                      /s/
                                                      ------------------------
                                                      Nancy E. Hay
                                                      Assistant Secretary

                  RESOLVED, that the Directors hereby determine that
            participation by the Fund in a joint fidelity bond with National Union Fire Insurance Co. of Pittsburgh, PA, U.S. Specialty Insurance Company, Continental Insurance Company, Berkley Regional Insurance Company, Liberty Mutual Insurance Company and Everest Reinsurance Company, covering officers and employees of the Fund (and employees of service providers to the Fund to the extent such persons are included in the definition of "Employee" in the joint fidelity bond) in accordance with the requirements of Rule 17g-1 promulgated by the Securities and Exchange Commission under Section 17(g) of the Investment Company Act of 1940, as amended, in the amount of $24,275,000 for the Fund is reasonable in form and amount, after having given due consideration to the value of the aggregate assets of this Fund to which any such covered person may have access, the type and terms of the arrangements made for the custody and safekeeping of such assets and the nature of the securities in the Fund's portfolio;

                  RESOLVED, that the Directors hereby approve, ratify
            and authorize the payment by the Treasurer of the Fund of an amount approximately equal to approximately $83,600, representing the portion of 2014 annual premium on such joint insured fidelity bond allocable to the Fund based on its coverage under such bond after giving due consideration to all relevant factors, including the number of other parties named as the insured, the nature of the business activities of such other parties, the $72,700,000 aggregate amount of coverage under the joint insured bond, the aggregate 2014 annual cost of such bond of $250,408, the ratable allocation of the cost among all parties named as insureds, and the extent to which the share of the cost allocated to the Fund is less than the cost the Fund would have to pay if it maintained a single insured bond with an aggregate limit equal to that of the joint bond;

                  RESOLVED, that the Directors hereby confirm, ratify
            and approve in all respects the execution by the appropriate officers of the Fund of an agreement among the Fund and all of the other named insureds under the joint fidelity bond, which agreement provides that in the event recovery is received under the bond as a result of a loss sustained by the Fund and one or more named insureds, the Fund shall receive an equitable and proportionate share of the recovery, but at least equal to the amount which it would have received had it maintained a single insured bond with the minimum coverage required by paragraph
            (d)(1) of Rule 17g-1 promulgated under the Investment Company Act of 1940; and

                  RESOLVED, that the Secretary and Assistant Secretary
            of the Fund are hereby designated to make all filings with the Securities and Exchange Commission and to give all notices on behalf of the Fund required by paragraph (g) of Rule 17g-1 promulgated under the Investment Company Act of 1940.